

OFFERING MEMORANDUM

facilitated by



Cartel Brewing & Blending

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Cartel Brewing & Blending
State of Organization	PA
Date of Formation	11/13/2019
Entity Type	Limited Liability Company
Street Address	734 N Marshall St, Lancaster PA, 17602
Website Address	https://www.cartelbrewing.com/

(B) Directors and Officers of the Company

Key Person	Adam Chamberland

Position with the Company
 	
                    Title
          First Year
	
	Founder & President
	2020

Other business experience (last three years)	Adam Chamberland, President & Founder Adam's resume outlines a successful Sales & Marketing career for the last decade. He has also been studying the craft beer industry for over 12 years. Throughout that time, he has observed the rise of craft beer popularity and production throughout the United States as well as predicted market trends that have taken place and are projected to take place in the future. Adam has also been developing recipes through home brewing for nearly 12 years and has built a local and national following through sharing his beers with enthusiasts all over the United States. In addition to taking first place in his first competition (Lititz Craft Beer Fest 2015) with a bold and rich espresso infused imperial stout, he has won medals in professionally judged events, took 2nd in Lititz in 2017, and received a 91/100 from famous YouTube beer reviewer Darwin, who is known to be a tough critic. Adam's understanding of sales, marketing and business combined with a keen sensitivity to craft beer market trends positions him to meet the current and emerging needs of a growing market. Adam will manage recipe inspiration, development, and production, as well as marketing and sales operations.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Adam Chamberland	55%

(D) The Company's Business and Business Plan

THE NEW OPPORTUNITY

Cartel is moving and seeking to expand operations! We have signed a new lease for a much larger property that will allow us to exponentially grow our business, brought on new talented partners (one of which was an original Mainvest backer for our business) and are bringing in Johnny Benson, an experienced brewery operations manager from a well known brewery in Fort Collins Colorado! Our brewery has organically achieved the highest average customer rating on Untappd in the county out of 30+ other breweries, our beers have been well received locally, award winning in the State of PA and this next phase is designed to take us from R&D to what we anticipate to be a growth phase involving continuing to scale and consistently replicate our most popular brands, expand our barrel aging program and deliver a higher quality retail setting with a food program. All of this will position us to overcome some of the challenges we have had with our current location as we plan for the future.

ABOUT THE NEW PROPERTY:

For the last 10+ years, the property housed a well known and once iconic craft beer gastropub in Lancaster called Hunger n Thirst. We are truly humbled that the owners would allow us such an opportunity to occupy and enhance their property!

SOME OF THE HIGHLIGHTS OF THE SPACE:

- Fully equipped 24 tap beer cafe down to the tables, chairs, glassware and silverware
- Space to operate a full service bar when desired
- State of the art commercial kitchen with most equipment and necessities included
- Large outdoor patio / beer garden that can accommodate a many guests and musical performers.
- 50 space parking lot
- Nearly ready turn key brewing space that allows us to more than quadruple production when needed
- A dedicated and climate controlled barrel aging room
- Mezzanine level space for private parties/events/mug club members/etc with its own private restroom.
- Office space and multiple storage spaces

ITEMS THAT REQUIRE FUNDING AND BUILD OUT

- Brewery floor drain installation
- Brewery floor coating and finishing
- Brew system electrical service installation
- Minor electrical modificaitons

- Minor plumbing modifications

- Glycol line redesign and install

- Additional cooperage (kegs)

- Additional cold storage room

- Equipment moving expenses

- Signage

- Food program setup

- Working capital to assist with new ongoing operating expenses

ABOUT THE NEW PARTNERS

ROBERT "BOB" DESMARAIS: We met Bob through Mainvest as he contributed to our initial campaign back in 2020. Bob is a structural engineer and design professional, operating his own consulting firm and also a partner in other real estate development companies. His love of craft beer and our vision inspired him to invest his time and resources in our company and we are excited to have him!

MICHAEL GRIFFIN: Mike and Amanda were a couple of loyal customers who quickly became friends and were always offering to help wherever they could. This opportunity to move and expand created a scenario where they could become more involved and the timing could not have been better.

GUY HERSHEY: Like Mike and Amanda, Guy has spent many hours in our beer cafe enjoying our beers and engaging in some great conversations. We are grateful for his contribution and are looking forward to his involvement.

ABOUT JOHNNY BENSON

Johnny recently moved to Lancaster from Fort Collins, Colorado, where he was a production manager for Odell Brewing Co. for over 14 years. Odell produces over 100,000 BBLs of beer each year and distributes to 17 states. His passion has been to scale back a bit and return to the creativity of designing, brewing and scaling recipes in much smaller batches.

Adam met Johnny nearly 5 years ago while home brewing in his garage as Johnny's father in law is Adam's neighbor. They kept in touch and always 'joked' about working together some day if he ever moved his family to Lancaster. The timing on their relocation was quite serendipitous.

Johnny's experience with larger scale production will prove very valuable if/when we explore future production and packaging phases.

You can learn a bit more about Johnny via this link:

https://www.youtube.com/watch?v=b4a0mExUaq4

THE PLAN

We will expand into exclusive and attractive guest taps showcasing some of the best PA beers in existence, alongside our own of course, as well as a modest and intentional wine offering and ciders from the best there are in PA.

Additionally we will be adding a carefully curated list of outstanding PA whiskies (bourbon, rye, single malt, etc)! We had the privilege of doing our own single barrel selection of an exceptional rye whisky from our friends at Mason Dixon distillery in Gettysburg and are talking with other distilleries about featuring our own unique representations of their fine products, including our own tailored proofing levels.

We will also seek to age beers in the very barrels we selected for a full circle story about the whiskies that graced these barrels prior to our beers, which will be designed to compliment those whiskies, for a multi dimensional sensory experience.

A SPECIAL THANKS

This next move should allow us to generate a lot more retail beverage sales with the addition of a thoughtful food program, which will expedite our profit sharing with all of you. It will also allow us to increase our outside sales and our presence in local bars and restaurants who have been wanting to add us to their tap lists.

It's going to be a lot of work, a lot of fun and we're ready to make it happen. Thank you all for allowing me/us to do what we absolutely love! What an incredible journey so far. Our story will always reflect the kindness and faith that you all placed in me/us. Thank you all from the absolute bottom of my heart!

The Team

Adam Chamberland, Founder

Adam's resume outlines a successful Sales & Marketing career for the last decade. He has also been studying the craft beer industry for over 12 years. Throughout that time, he has observed the rise of craft beer popularity and production throughout the United States as well as predicted market trends that have taken place and are projected to take place in the coming years. In early 2008, Adam brewed his first batch of beer (A Belgian Dark Strong Ale with Plums and Honey) with a friend, and quickly became hooked on the hobby. For a number of years, he developed recipes that often fell far outside the guidelines of classic beer styles, merging styles, flavors and ingredients that may have never been thought of before. One of the more bizarre being what he called a 'Belgian Barleywine style Ale brewed with a heavy dose of fresh house made duck sauce and Sriracha from a local artisan Egg Roll cafe. Adam has built a local and national following through sharing his beers with enthusiasts all over the country.

In 2015, he was encouraged to enter one of his recent creations, a bold and rich imperial stout, infused with over 40 ounces of fresh pulled espresso shots from Passenger Coffee, into the Lititz Craft Beer Fest Homebrew Competition. This would be the very first competition Adam entered, and lead to a top 10 showdown and a first place victory by public vote. Since then, he has won medals in professionally judged events, entered the Lititz competition again in 2017 to take second place overall, and received hundreds of objective reviews and feedback via Untappd, professional brewers, beer judges and a YouTube beer critic. Adam's understanding of sales, marketing and business combined with a keen sensitivity to craft beer market trends positions him to meet the current and emerging needs of a growing and evolving market. Adam will manage recipe inspiration, development, and production, as well as marketing and sales operations.

Kyle Ober, Co-Founder

Kyle is also a founding partner of Rijuice, a local cold pressed juice and hemp soda company in Lancaster, PA. In addition to his multi dimensional experience in the beverage industry, Kyle also has a degree in architectural design. Kyle is a very thorough and organized operations and quality control manager, as well as a meticulous financial analyst. He brings a level of fiscally responsible business practices to ensure profitability and proper planning. His perspective and experience is crucial in establishing and maintaining quality standards, business longevity, growth, and scalability. Kyle has also been developing cider recipes for several years utilizing their fresh fruit processing practices and capabilities. We look forward to exploring quality offerings in that category as well.

Xiang (Sam) Guo, Co-Founder

Sam is a local entrepreneur and business owner in Downtown Lancaster, PA. He owns and operates Silantra Asian Street Kitchen along with his wife, a fast casual asian fusion cafe on the corner of Duke and King Streets in the heart of downtown Lancaster, PA. Sam brings a knowledge of business management in the food service industry along with experience in hiring and managing staff for both front and back of house. He will also assist with supply chain management as we establish relationships with new vendors to ensure the ongoing curation of quality ingredients for our beers. Sam has also been home brewing in recent years and brings additional perspective, creativity and exploration of exotic flavors and recipes. He plans to gain additional brewing experience and collaborate on new recipe concepts and ideas. Silantra may eventually become a secondary taproom location allowing for additional exposure and sales opportunities.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 4 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	November 3, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$100,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Property Renovations	$25,000	$40,000
Equipment	$10,000	$25,000
Working Capital	$11,625	$50,630
Mainvest Compensation	$3,375	$8,370
TOTAL	$50,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	3.0 - 6.0%[2]
Payment Deadline	2028-06-30
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.5 x 1.3 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.13%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 3.0% and a maximum rate of 6.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	3.0%
$62,500	3.8%
$75,000	4.5%
$87,500	5.2%
$100,000	6.0%

[3] To reward early participation, the investors who contribute the first $30,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $30,000.0 has been raised in the offering will receive a 1.3x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Adam Chamberland	55%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Revenue Sharing Note	$68,151	%	12/31/2025	Blending must report its revenue each quarter and share 5.5% with investors until a total of $96,075 is shared.
Private Note Holders	$67,741	%		

(Q) Other Offerings of Securities within the Last Three Years

June 2020 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $63,600 Please refer to the company's Form C/U dated August 28th, 2020 for additional disclosures

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Cartel Brewing & Blending has been operating since November 2019 and has since achieved the following milestones:

- Operating location in Lancaste PA since November 2019

- Achieved revenue of $170,529 in 2021, which then grew to $319,331 in 2022.

- Had Cost of Goods Sold (COGS) of $31,707, which represented gross profit margin of appox. 81% in 2021. COGS were then $40,570 the following year, which implied gross profit margin of 88%.

- Gross Profit of $138,822 in 2021. Gross Profit of $278,760 in 2022

Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$720,000	$864,000	$950,400	$1,045,440	$1,149,984
Cost of Goods Sold	$144,000	$172,800	$190,080	$209,088	$229,996
Gross Profit	$576,000	$691,200	$760,320	$836,352	$919,988
EXPENSES					
Rent	$66,000	$69,000	$72,000	$75,000	$78,000
Equipment lease	$5,856	$5,856	$5,856	$5,856	$5,856
Utilities	$19,200	$19,680	$20,172	$20,676	$21,192
Insurance	$6,000	$6,000	$6,000	$6,000	$6,000
Advertising	$6,000	$8,000	$10,000	$12,000	$15,000
Legal & Professional	$5,000	$5,125	$5,253	$5,384	$5,518
Office and Admin	$12,000	$12,300	$12,607	$12,922	$13,245
Repairs & Maintenance	$10,000	$11,000	$12,100	$13,068	$14,113
Payroll	$200,000	$220,000	$240,000	$250,000	$250,000
Manager salary	$60,000	$65,000	$70,000	$75,000	$80,000
PLCB Licensing	$2,000	$2,000	$2,000	$2,000	$2,000
Operating Profit	$183,944	$267,239	$304,332	$358,446	$429,064

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$163,353.00	$172,559.00
Cash & Cash Equivalents	$9,575.00	$9,175.00
Accounts Receivable	$0	$0
Short-term Debt	$13,111.00	$3,023.00
Long-term Debt	$112,056.00	$108,968.00
Revenues/Sales	$319,331.00	$170,529.00
Cost of Goods Sold	$40,570.00	$31,707.00
Taxes Paid	$0	$0
Net Income	$2,617.00	$-14,426.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V